FILED BY ENDO HEALTH SOLUTIONS INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ENDO HEALTH SOLUTIONS INC.

COMMISSION FILE NO. 001-15989

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

ENDP—Endo Health Solutions Inc. at Credit Suisse Healthcare Conference

EVENT DATE/TIME: NOVEMBER 12, 2013 / 09:30PM GMT

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NOVEMBER 12, 2013 / 09:30PM GMT, ENDP—Endo Health Solutions Inc. at Credit Suisse Healthcare Conference

CORPORATE PARTICIPANTS

Rajiv De Silva Endo Health Solutions—President and CEO

PRESENTATION

Unidentified Participant

Good afternoon, everyone. Thanks for joining us here. I’m [Bamel Devanko] in the US pharmaceuticals space. My pleasure to introduce our next company here in this room. We have Endo Solutions, a very exciting time for the company. I’m glad you guys could make it to our conference.

We are going to have Rajiv De Silva, the CEO, give a presentation and overview of the Company. And from here, we are going to go to the breakout in room 4, I believe it is in, down the hall right after that.

Rajiv De Silva —Endo Health Solutions—President and CEO

Good afternoon, everyone. Before I begin, let me just point you to our forward-looking statements and remind you that I will be referring our non-GAAP financial measures during the presentation. And you can read more about these items in our 8-K that we will file in conjunction to this presentation related to our pending transaction.

Just a quick review of our agenda – I wanted to refresh everyone with respect to our operational performance and our third-quarter results and update our financial guidance that we did last week, as well as talk to you about Paladin, our transformational acquisition that we also announced last week. And when we are done, I would be happy to take your questions in our breakout session.

Moving quickly to the next slide, one of the things that we are most proud of with our last quarter is that it was a show of real solid progress towards the plans that we had put in place after my arrival in the Company. And just to remind everyone, we reoriented the Company’s strategy in June and focused towards becoming a top-tier specialty healthcare company with a different focus than the Company had in the past.

First of all, I am glad to report that we had very good progress on our most important metric of success, which is organic growth in our business, which I will talk more about it a minute. Secondly, we were also able to announce our first transaction at that time, which was the transaction to purchase Boca Pharmacal, a specialty generics company, for $225 million; and a company that has a very, very good fit with our controlled substance capability in Qualitest.

Just as an aside, our closing of Boca is still pending. Given the government shutdown, unfortunately, their PC time lines have been delayed a little bit. But we are still hopeful that we can get the transaction closed by the end of 2013.

As you recall, we are also exploring options for one of our businesses that does not have a strategic fit with us anymore, which is HealthTronics, making very good progress. We have retained an investment bank and we are in the midst of doing management presentations and are optimistic about the level of interest that has been expressed so far.

We also talked about the fact that we were refocusing our R&D efforts on things that were more near-term focus and de-risked. And I am glad to report that our AVEED product has a new action date from the FDA of February 28, 2014. And we are also encouraged by the interim analysis that we did for BEMA Buprenorphine in the pain space, which is the partnered product between ourselves and BDSI.

And finally, we also made very good progress in terms of filling out our senior management team. We have Suketu Upadhyay, who is here with me today and will join us for the Q&A session, who is our new CFO; as well as Don DeGolyer, who is Chief Operating Officer of Pharmaceuticals, who joined earlier this year as well.

Very quickly, just a refresher on our financial performance for the third quarter. We reported $715 million of revenue and $1.34 in adjusted diluted EPS, which is up from last year and, more importantly, exceeded both our internal as well as external expectations for the quarter, which is what allowed us to reform our view on our full-year guidance.

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NOVEMBER 12, 2013 / 09:30PM GMT, ENDP—Endo Health Solutions Inc. at Credit Suisse Healthcare Conference

I talked about the fact that we had made progress in organic growth. And very importantly, if you look at our Qualitest business, we had yet another quarter of double-digit growth. And if you look at our performance on a year-to-date basis, we are growing at about 13% versus prior year, which is in large part driven by new products, which drove about 60% of the growth of the business.

Moving to our branded pharmaceuticals business, as expected, if you look at our total portfolio including LIDODERM and OPANA , our portfolio declined 12% versus prior year. But if you look at the products outside of those, which is products excluding LIDODERM, OPANA as well as the Actavis royalty associated with LIDODERM, we are actually growing 10%, which is a very encouraging metric for us.

Speaking briefly about LIDODERM, we believe we’re managing the loss of exclusivity effectively. As of September 15, we have had a generic on the market. And certainly, the shift to the generics probably happened quicker than we expected. That being said, it is settling out at a share level which is along the lines of what we expected. And we believe that there will be, as far as we can see, near-term stability in those share numbers.

Now, we will continue to look at different ways to optimize the brand going into next year. We do expect another generic in the first half of 2014. And obviously within that context, we have many options to consider, including launching our own authorized generic if we choose to do that.

In addition, I would say we’ve had improved expectations both in OPANA as well as Voltaren Gel. In the case of OPANA ER, even after the launch of a second competitive non-AB-rated generic, we have seen stable shares. And while we take a conservative view in terms of how we think about the future, which is that if there are multiple generics this product will be significantly impacted, we certainly have not seen that so far. And we continue to support the brand both commercially as well as through setting up newly issued patents as well as the clinical program that we will hopefully be able to resubmit data to the FDA in support of a potential relabeling on the product some time later next year with potential outcomes in 2015.

Voltaren Gel – we had previously talked about expecting to lose this brand in the second quarter of 2014, and we are encouraged by some signs that we may have continued access to the product beyond that. We are not quite sure of how much longer and at what level, but we do have a very active dialogue with our partner, Novartis, on that brand, which is a very constructive dialogue. We expect to have more information on these two brands when we issue full-year 2014 guidance sometime early next year.

Moving quickly to AMS, the great news is that we continue to see quarter-on-quarter improvements in performance. And if you look at the year-to-date growth numbers without the women’s health business, the business is actually growing now. And that is a quarter-on-quarter success of improvement in performance. So we continue to believe that sometime in 2014 we should see the full business turn to growth.

As encouragingly, all three of our largest products are growing, which includes the GreenLight fibers in our BPH business, the artificial urinary sphincter and the AMS 700 erectile restoration device. In addition, I would remind you that as part of our restructuring effort, we will also have substantially improved the EBITDA margins of the AMS business going into next year as well.

One last comment before I leave this business – we did disclose that we had increased the number of filed cases in our matched liability to 16,500 cases. This is in keeping with what we had said before, which is that we had expected to see the number of filed cases to increase over the back half of 2013 as the tolling agreement related to our multi-district litigation process in the federal courts extends out through the back end of this year.

The timing of our first MDL case has also been shifted slightly into, we expect, the second quarter of 2014. And again, our expectation is that we will have a better view on the facts in these cases as we get closer to those trial dates, and that it will take an extended period of time for us to fully understand the impact of this litigation.

Just to round out our discussion on the quarter, one last aspect that I will remind you is that we talked about taking a substantial amount of cost out of our cost base in our June restructuring. The good news is that we are very much on track. We have talked about a goal of achieving a run rate of $325 million of cost savings by the middle of 2014 as related to our full-year 2012 cost as the relative benchmark. We are well on track. We had a target of $150 million for 2013 and we achieved about $129 million of those savings by the end of the third quarter. So we are well on track to achieve that result by the end of the year.

Just speaking briefly on our guidance, based on all of this positive momentum, we were able to update our guidance. We now expect our top end of our revenue guidance to be in the – sorry – we expect our revenue guidance to be in a tighter range of $2.75 billion to $2.8 billion with revenues closer to the top end of that range. And we adjusted diluted EPS targets to be from $4.60 a share to $4.75 a share.

So I believe we have seen very encouraging results in the operational aspects of our business. We look forward to a strong finish for 2013. And let me now turn to our very exciting acquisition of Paladin Labs, which we believe will be a transformational opportunity for the Company.

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NOVEMBER 12, 2013 / 09:30PM GMT, ENDP—Endo Health Solutions Inc. at Credit Suisse Healthcare Conference

If you look at the transaction benefits, I think the fact that we believe very strongly in this transaction is that there are many aspects of why it is truly strategic for the Company. First of all, it will allow us to create an international specialty pharmaceutical platform. So far, we have been more or less US-focused in our pharmaceuticals business, and we can talk a bit more about what that platform will look like going forward.

Secondly, it allows us to establish a more sustainable and beneficial financial platform through the re-domiciling of the Company to Ireland. Thirdly, the transaction enhances our cash flows and earnings sustainability and will be immediately accretive to our earnings per share, adjusted diluted earnings per share. And we expect that to be on the back of delivering at least $75 million of operational and tax-related savings.

Finally, the Paladin transaction diversifies our revenue base within our branded pharmaceuticals business, which will allow us to further diversify away from products like LIDODERM, which historically have been very large products for us in the specialty pharmaceutical space. And obviously, beyond those elements, what this allows us to do is to continue our M&A agenda because this, among other things, also enhances our capital structure as well as our cash conversion rate.

I won’t belabor these points, but I think, again, one of the reasons that this transaction works so well is that we think it’s a win-win opportunity for both shareholders of Endo as well as the shareholders of Paladin. For the Paladin shareholders, this is an opportunity to realize value that has been created over a long period of time and an opportunity to continue the Paladin platform and name in Canada. And the benefits to the Endo shareholders I have already talked about.

The transaction itself is for acquisition of Paladin shares valued at CAD77 per share, which at that time represented a 20% premium to the closing prices of November 4 and valued the transaction roughly at $1.6 billion. The consideration is in the form of new Endo shares, which is the newco that is being established in Ireland, which basically gives Paladin shareholders 1.6331 shares per each Paladin chare that they own as well as CAD1.16 in cash as well as one share of Knight Therapeutics, which is a newly-formed company that is being spun off as part of this transaction.

One other aspect that we should note is that we do provide downside protection to Paladin shareholders in this, should our share price decreased more than 7% beyond where it was when we announced the transaction. We expect at the end of the transaction for Endo shareholders to end up owning 77.5% of new Endo shares and Paladin shareholders to end up owning 22.5% of the new Endo.

And while we don’t expect to increase our total debt levels as part of this transaction, we have secured committed financing in order to reposition some of our debt as well as the potential early repurchase of our converts, should the market conditions continue to support that decision.

In terms of how we won’t manage this business, the Endo management team will continue to run a new Endo, and we will keep our concept of decentralized management with the Paladin Labs as well, which is that we will run that as a separate operating entity that will report directly to myself. And we will retain the Paladin management team in their current capacity. And Mark Beaudet, who is the interim President and CEO of Paladin, will continue to run the business and report directly to me. We should also add that Jonathan Ross Goodman, the Founder and Chairman of Paladin Labs, will also continue in some capacity as an advisor to our Board on strategic matters. And we expect the Company to continue to trade on the NASDAQ.

I think many of you may not be that familiar with Paladin Labs, so a quick overview of the Company. This is a specialty pharmaceuticals company domiciled in Canada that focuses on in-licensing innovative products both for the Canadian as well as international market. It’s had a very strong track record of success over the last several years, growing at a CAGR of 27% over the last five-year period. It truly has defined what it means to be a partner of choice in a geography, being a company that has commanded a big proportion of the licensing deals that have been done for the Canadian market. And it also brings an important set of platforms in the emerging markets for us as well, which are in South Africa, Mexico and Brazil.

If you look at the makeup of the business, by and large the greatest proportion of revenues for the company come from prescription products in Canada, followed by prescription products – sorry – followed by OTC products also in Canada. They do consolidate a proportion of the revenues of Litha, which is the operating company that Paladin Labs a majority equity stake in, in South Africa, which is the other major chunk of the company’s revenues.

Again, to reinforce the point of the strength of the Company that we are purchasing, it has a very impressive historical track record in terms of growing both revenues and EBITDA. And through retaining the Paladin management team, we are optimistic that we can continue that growth trajectory as well as benefit from the expanded international footprint that the Company has created over the last little while.

Now, I know that most of you are probably very familiar with Endo, so I will not belabor these points very much, other than to remind you that in our strategic shift that we announced in June of this year, we shifted away from the concept of being an integrated healthcare solutions provider to being a – in spite of being a leading specialty healthcare company focused on product-oriented businesses, one that is able to meet the needs of our patients by focusing on specialty areas that provide above-average growth and favorable margins and an operating model that is focused on delivering cash flows and growing those cash flows. And we believe, by doing so, that we will be able to maximize our value to our shareholders over time.

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NOVEMBER 12, 2013 / 09:30PM GMT, ENDP—Endo Health Solutions Inc. at Credit Suisse Healthcare Conference

Again, I will not belabor this. We had a restructuring program that we announced as part of our strategic shift which I referred to in our third-quarter results. All of this is well on track. But I will pause for a moment on this slide to talk about our operating model, which will now be enhanced and continued with the Paladin transaction.

First, we aspire to be better managers of assets that we own than others, hence the focus on the lean and efficient operating model. We believe in having our performance metrics fully aligned with those interests of our shareholders. M&A is a very important part of how we think about growing our business. We believe that we are better positioned to do that than higher-risk R&D investments.

We are agnostic in therapeutic areas. We are open to any therapeutic area as long as we believe we can create value. We do believe in having some level of R&D investment in the Company, but focus more on de-risked R&D across all of our businesses, including the branded pharma business, generics business and US business. And finally, that we will only be able to fully realize the potential of our organization and our business model if we continue to be streamlined and quick in our decision-making.

In terms of our international platform, as I mentioned, one of the things that we get from Paladin is a foothold in the emerging markets in South Africa and Latin America. The emerging markets in general are ones that we believe are attractive for the future and give us several options for future growth. And we will look for markets where the concept of high margins and high growth makes sense and that have favorable reimbursement and cash pay components that would allow us to aspire to having longer-term sustainable businesses.

I will not belabor this, other than to say very briefly again that the corporate re-domicile that this transaction enables us to do through the acquisition of Paladin is a move into Ireland. Our longer-term aspiration is to establish ourselves as an Irish company and to have a company of substance in Ireland over a period of time.

One other aspects that I mentioned earlier, the capital structure that we have at the end of this transaction will continue to support our longer-term strategy. We have secured committed financing to support our existing structure. Our pro forma leverage ratio is expected to be roughly in lines of where we have. And more importantly, we expect the profile of the business to be rapidly de-levering given our increased cash conversion post the transaction.

We have guided towards a closing of the transaction in the first half of 2014. It’s subject to standard merger processes in the US. We do require shareholder votes both for Endo and for Paladin. And in the case of Paladin, we do need 2/3 of the vote. We do have a voting rights agreement in the case of 34% of current Paladin shareholders.

The transaction is expected to be taxable to Paladin shareholders but, based on today’s facts, not taxable to Endo shareholders. But we will remind you that the final outcome of the taxability for Endo shareholders is subject to some uncertainty and will be fully known only at the end of 2014, which is the year we expect to close the transaction.

Finally, just to close, I remind you again this has been a great week for us at Endo, both in terms of being able to continue our track record of strong operational performance that we started with our announcements in June. And also, the announcement of our transaction with Paladin, we think, is transformational for us in multiple dimensions, expands our platform on an international basis, gives us a more sustainable and more appropriate capital structure and a corporate structure based in Ireland and access to a very important set of markets for us in Canada as well as emerging markets. And finally, all of this on the back of a transaction that leaves our capital structure at a very manageable level and a profile that de-levers very rapidly over time and can support all of our strategic imperatives that we have talked about.

With that, I thank you very much and we are happy to take any questions that you have in our breakout session. Thank you.

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NOVEMBER 12, 2013 / 09:30PM GMT, ENDP—Endo Health Solutions Inc. at Credit Suisse Healthcare Conference

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